Mail Stop 4561

September 28, 2007

Lammot J. du Pont
Executive Chairman
DuPont Fabros Technology, Inc.
1212 New York Avenue, NW, Suite 900
Washington, D.C. 20005

      Re: DuPont Fabros Technology, Inc.
                Amendment No. 1 to Registration Statement on Form S-11
                Filed September 18, 2007
                File No. 333-145294

Dear Mr. du Pont:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Our Portfolio Summary, page 6

1.   We note your response to comment 8. Please revise the table to reflect annualized rents based on amounts of rent actually being paid as of the date of the table. With respect to future contractual rent increases, please disclose these in a footnote or separate table.

2.   Please revise footnote 5 to clarify whether the "other rents" described in footnote 6 are included in the annualized rent figures in the table.

3.   We note your response to comment 9 and your disclosure regarding the additional property revenues generated from your management fee. Please also disclose for each property the annual non-reimbursable property-level expenses, including property taxes and insurance.

This Offering, page 15

4.   In the first bullet, please break out the proceeds that will be used to repay indebtedness and the proceeds that will be used to pay related development and leasing costs.

We will be required to issue OP units…, page 41

5.   We note your response to comment 49, but it appears to contradict the risk factor on page 41 which states that you have committed to issue OP units to Messrs. du Pont and Fateh in return for the contribution of their contractual rights to acquire the Santa Clara land. Please clarify in your next amendment.

Dividend Policy, page 49

6.   We note your response to prior comment 21. Please revise the table to eliminate the dot leader after "Estimated cash flows used in investing activities" as it appears this line item will not include a figure. In addition, please include an underscore under "(207)" and fill in the calculation of "Total estimated cash flows used in investing activities" which appears to be "(207)" based on your current calculations.

Leasing Arrangements, page 74

7.   Please disclose the annual escalation amounts under the terms of the lease that expires on September 17, 2009.

Structure and Formation of Our Company, page 117

8.   Please describe the "valuation factors" you used to determine the relative values of the assets.

Relationships, page 160

9.   We note your response to comment 45. Please disclose the specific services provided in connection with the financial advisory fee.

10.   Please clarify your disclosure related to Growth Management Advisors. In particular, please disclose whether they are affiliates of an underwriter in the offering and, if so, please specify the services performed and the compensation paid. If not, please advise us why they are referenced in the underwriting section.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Via Facsimile
        Geoff Ossias
        Cooley Godward Kronish LLP